FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated July 28, 2023

Item 1

Banco Santander, S.A. (“Banco Santander”), in compliance with the Securities Market legislation, hereby reports the following:

OTHER RELEVANT INFORMATION

Banco Santander reports the results it has obtained in the most recent stress test exercise carried out by the European Banking Authority (EBA) and the European Central Bank (ECB).

The exercise covered a three-year period (end of 2022 – end of 2025) with two scenarios (baseline and adverse) applied to the consolidated perimeter of Santander Group. The CET1 ratio is a financial solvency ratio, the implementation of which is being carried out progressively by financial institutions pursuant to the transitional implementation schedules of the Capital Requirements Directive and Regulation and the International Financial Reporting Standard (IFRS) 9. During the phase-in period of these regulations, in addition to the CET1 Phased-in ratio (a capital ratio calculated pursuant to the transitional regime), which is the legally applicable ratio, the CET1 Fully Loaded ratio (a capital ratio calculated assuming a full implementation of the aforementioned regulations) is also used for information purposes.

The stress test exercise results in the following projected capital ratios for Santander Group for the periods and scenarios considered. A comparison of these projected ratios with the CET1 Fully Loaded ratio (12.04%) and the CET1 Phased-in ratio (12.18%) as of 31 December 2022 is also included in brackets:

	ADVERSE SCENARIO		BASELINE SCENARIO
	CET1 Fully Loaded	CET1 Phased- in	CET1 Fully Loaded	CET1 Phased- in
31/12/2023	10.53% (-1.50%)	10.96% (-1.22%)	13.39% (+1.35%)	13.39% (+1.21%)
31/12/2024	10.94% (-1.10%)	11.34% (-0.84%)	14.34% (+2.30%)	14.34% (+2.16%)
31/12/2025	10.33% (-1.70%)	10.33% (-1.84%)	14.44% (+2.40%)	14.44% (+2.26%)

Boadilla del Monte (Madrid), 28 July, 2023

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

Third Party Information

In this document, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this document. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 28, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance